STOCK OPTIONS GRANTED

PORT HUENEME, CA—May 23, 2013) - Stellar Biotechnologies, Inc. ("Stellar" or "the Company") (OTCQB: SBOTF) (TSX VENTURE: KLH) announces the grant of incentive stock options to an officer to purchase 100,000 common shares in the capital of the Company, exercisable at a price of CDN $0.58 per share for a period of seven years. The options are granted pursuant to Stellar’s Share Option Plan and the vesting provisions contained therein and are subject to a four month hold period. This will bring the total number of options outstanding to 6,872,534 with 1,912,466 remaining available for grant under the Plan.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Forward Looking Statements There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

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Contacts:

Darrell Brookstein

Executive VP, Corporate Development and Finance

dbrookstein@stellarbiotech.com

www.StellarBiotechnologies.com

Frank Oakes

Chairman

foakes@stellarbiotech.com

Main +1 (805) 488-2800

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us